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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                               AMENDMENT NO. 2 TO
                               (FINAL AMENDMENT)

                                 SCHEDULE 13E-4
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                          PACIFIC GULF PROPERTIES INC.
                                (Name of Issuer)

                          PACIFIC GULF PROPERTIES INC.
                      (Name of Person(s) Filing Statement)

               8.375% Convertible Subordinated Debentures Due 2001
                         (Title of Class of Securities)

                                    694396AA
                      (CUSIP Number of Class of Securities)

                               GLENN L. CARPENTER
    Chairman of the Board of Directors, President and Chief Executive Officer
                          Pacific Gulf Properties Inc.
                              363 San Miguel Drive
                         Newport Beach, California 92660
                                 (714) 721-2700
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                              DHIYA EL-SADEN, ESQ.
                           Gibson, Dunn & Crutcher LLP
                             333 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 229-7000
                                November 8, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                            CALCULATION OF FILING FEE
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         Transaction Valuation               Amount of Filing Fee
         ---------------------               --------------------
               $60,743,950*                        $12,149
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*   Estimated solely for the purpose of determining the filing fee. Calculated based on the average of the high and low prices of the Registrant's 8.375% Convertible Subordinated Debentures Due 2001 (the "Debentures") on November 6, 1996. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50 of one percentum of the value of the securities to be acquired.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:       $17,124                            Filing party:     Pacific Gulf Properties Inc.
Form or registration no.:     S-4 (File No. 333-13253)           Date filed:       October 2, 1996


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         This Amendment No. 2 ("Final Amendment") amends and supplements the
Issuer Tender Offer Statement on Schedule 13E-4 filed October 2, 1996, as amended by Amendment No. 1 ("Amendment No. 1") dated December 11, 1996 (as so amended, the "Schedule 13E-4") relating to an offer by Pacific Gulf Properties Inc., a Maryland corporation (the "Company"), to exchange, upon the terms and subject to the conditions contained in the Company's Prospectus, dated December 11, 1996 (the "Prospectus"), contained in Amendment No. 2 to the Company's Registration Statement on Form S-4 (File No. 333-13253) filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), any and all of the Company's outstanding 8.375% Convertible Subordinated Debentures Due 2001 (the "Debentures") at an exchange rate of 58 shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), for each $1,000 principal amount of Debenture tendered and accepted. A copy of the Prospectus and the Letter of Transmittal were attached to Amendment No. 1 as Exhibits (a)(8) and (a)(9), respectively.



        Items 8 and 9 of the Schedule 13E-4 are hereby supplemented and amended by adding the following:


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ITEM 8.    ADDITIONAL INFORMATION

           At 5:00 p.m., New York City time, on December 26, 1996 (the "Expiration Date"), the Exchange Offer expired. Based on the information provided by Harris Trust Company of California (the "Exchange Agent"), a total of $42,069,000 in principal amount of Debentures were validly tendered and not withdrawn, including Debentures for which certificates were delivered to the Exchange Agent pursuant to the guaranteed delivery procedure set forth in the Exchange Offer. The Company has elected to exchange all $42,069,000 in principal amount of Debentures at a rate of 58 shares of Common Stock for each $1,000 principal amount of Debentures. The Company issued 2,440,002 shares of Common Stock in exchange for such Debentures. The Company accepted all validly tendered Debentures that were not withdrawn on or prior to the Expiration Date, upon the terms and subject to the conditions of the Exchange Offer. After giving effect to the Exchange Offer, $14,437,000 in principal amount of Debentures remain outstanding.

           A copy of the Company's press release dated December 27, 1996 announcing the results of the Exchange Offer is attached hereto as Exhibit 99.1, and is incorporated herein by reference.


ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.


           99.1   --   Press Release related to Exchange Offer, dated
                       December 26, 1996.





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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PACIFIC GULF PROPERTIES INC.



                                  By:  /s/ DONALD G. HERRMAN
                                     ---------------------------------------
                                     Donald G. Herrman
                                     Executive Vice President, Secretary
                                     and Chief Financial Officer




Dated:  January 9, 1997

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                                  EXHIBIT INDEX



       EXHIBIT NO.                        DESCRIPTION
       -----------                        -----------



          99.1     --         Press Release related to Exchange Offer,
                              dated December 27, 1996.